UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                                            OMB APROVAL
                                            OMB NUMBER:  3235-0104
                                            Expires: December 21, 2001
                                            Estimated average burden
                                            hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

  Tannenbaum, Jeffrey D.
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     (Last)                         (First)                      (Middle)

  c/o Fir Tree Partners, 535 Fifth Avenue
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                                   (Street)

  NY                                  NY                         10017
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     (City)                         (State)                      (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     03/23/1999
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     MAPICS, INC. (MAPX)
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5.   Relationship of Reporting Person(s) to Issuer   (Check all
     applicable)

       Director                                        x 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify
                                                            below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)

     03/23/1999
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7.  Individual or Joint/Group Filing (Check Applicable Line)

 X  Form filed by One Reporting Person
-----

    Form filed by More than One Reporting Person
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


             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
---------------------------------------------------------------------------------------------------------------------------------
    Common Stock                                           1,505,110                  I                    See Note (1)
    Common Stock                                             485,045                  I                    See Note (2)
    Common Stock                                             149,045                  I                    See Note (3)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                                                                           (Over)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative         2. Date Exercisable          3.   Title and Amount of     4. Conver-      5. Owner-    6. Nature
     Security (Instr. 4)            and Expiration                 Securities Underlying      sion or         ship         of In-
                                    Date (Month/Day/Year)          Derivative Security        Exercise        Form of      direct
                                    -------------------------         (Instr. 4)              Price of        Deriv-       Bene-
                                    Date           Expira-       -------------------------    Derivative      ative        ficial
                                    Exer-          tion             Title           Amount    Security        Security:    Owner-
                                    cisable        Date                             or                        Direct       ship
                                                                                    Number                    (D) or       Instr.
                                                                                    of                        Indirect     5)
                                                                                    Shares                    (I)
                                                                                                              (Instr. 5)
---------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1)  By Fir Tree Value Fund, L.P. Mr. Tannenbaum, as the General Partner of Fir
     Tree Value Fund, L.P., has voting and dispositive power with respect to the shares of Common Stock held by Fir Tree Value Fund, L.P.
(2) By Fir Tree Institutional Value Fund, L.P., Mr. Tannenbaum, as a member of the General Partner of Fir Tree Institutional Value Fund, L.P., has voting and dispositive power with respect to the shares of Common Stock held by Fir Tree Institutional Value Fund, L.P.
(3) By Fir Tree Value Partners, LDC. Mr. Tannenbaum has voting and dispositive power with respect to the shares of Common Stock held by Fir Tree Value
     Partners LDC pursuant to an Investment Advisory Agreement between such entity and Mr. Tannenbaum.



  /s/ JEFFREY D. TANNENBAUM                               March 20, 2000
--------------------------------                    ----------------------
JEFFREY D. TANNENBAUM                                         Date
**Signature of Reporting Person




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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